21001558

SION

SEC Mail Processing Section

MAR 23 2021

Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen Mooney & Barnes Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Madison Street
(No. and Street)

Thomasville	GA	31792
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather M. Strickland 229-226-5057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, P.A.
(Name – *if individual, state last, first, middle name*)

1901 South Congress Ave, Ste. 110	Boynton Beach	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Heather M. Strickland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Mooney & Barnes Brokerage Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE WYNN
MY COMMISSION EXPIRES
NOTARY PUBLIC
FEBRUARY 13, 2024
THOMAS COUNTY, GEORGIA

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2020

CONTENTS

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Allen, Mooney & Barnes Brokerage Services, LLC
(A wholly owned subsidiary of FAIM Investments, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2020 and the related statement of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2020, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC's management. Our responsibility is to express an opinion on Allen, Mooney & Barnes Brokerage Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allen, Mooney & Barnes Brokerage Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the Computation of net capital Under SEC Rule 15c3-1, Computation Basic net capital requirement under SEC Rule 15c3-1 and Computation of aggregate indebtedness under SEC Rule 15c3-1 and the reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Allen, Mooney & Barnes Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
We have served as the Allen, Mooney & Barnes Brokerage Services, LLC's auditor since 2015.
Boynton Beach, Florida
February 26, 2021

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Assets:	
Cash - Checking account	$ 195,059
Cash - Brokerage acct, not interest bearing	46,598
Cash - Interest Bearing	394,036
Cash - Restricted	100,000
Commissions Receivable	15,749
Investment Banking Revenue Receivable, net	62,328
Other Receivables - Related Party	12,992
Securities at Fair Market Value	181,050
Prepaid Expenses	26,231
Fixed Assets (net of depreciation)	76,378
Rental Deposit	1,450
Operating Right to Use Assets (net of amortization)	180,125
Total Assets	$ 1,291,996

LIABILITIES AND MEMBER EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 135,014
Operating and Finance Lease Obligations	180,125
PPP Loan Allocated from Parent	10,726
Total Liabilities	325,865
Member's Equity:	966,131
Total Liabilities and Member's Equity	$ 1,291,996

The accompanying notes are an integral part of these financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2020

Revenue:	
Brokerage Commissions	$ 511,893
Investment Banking Revenue	3,438,989
Commissions and Fees	451,303
Unregistered Offerings	38,661
Interest and Dividends	6,880
Other Income	27,563
Unrealized Gain on Market Value of Securities	17,750
	4,493,039
Expenses:	
Commissions and Referral Fees	1,122,517
Management and Administrative Services - Related Party	2,297,280
Clearing Costs	136,024
Insurance	40,104
Licenses and Registration	26,128
Professional Fees	182,252
Occupancy	132,889
Travel and Entertainment	102,962
Other Expenses	123,543
	4,163,699
Net Income:	$ 329,340

The accompanying notes are an integral part of these financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2020

Balance, December 31, 2019	$ 977,401
Contributions	759,390
Net Income	329,340
Distributions	(1,100,000)
Balance, December 31, 2020	$ 966,131

The accompanying notes are an integral part of these financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2020

Cash flows from operating activities:		
Net Income		$ 329,340
Adjustments to reconcile net income to net cash provided by operations:		
Provision for Bad Debt		37,925
Depreciation		15,855
Amortization of Operating right of use asset		104,631
Unrealized Gain on Market Value of Investments		(17,750)
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(11,248)
Decrease in commissions receivable		12,078
Decrease in investment banking revenue receivable		26,944
Decrease in rental deposit		500
Increase in accounts payable and accrued expenses		28,415
Decrease in operating lease obligation		(99,522)
Net cash provided by operating activities		427,168
Cash flows from investing activities:		
Purchase of Fixed Assets		(17,805)
Related party receivable		(2,102)
Net cash used in investing activities		(19,907)
Cash flows from financing activities:		
Contributions		759,390
Principal payments on finance lease obligations		(5,109)
Principal receipts on PPP loan allocated from Parent		10,726
Distributions		(1,100,000)
Net cash used in financing activities		(334,993)
Increase in cash		72,268
Cash and cash equivalents at beginning of year		563,425
Cash and cash equivalents at end of year		$ 635,693
Cash - Checking account	195,059	
Cash - Brokerage acct, not interest bearing	46,598	
Cash - Interest Bearing	394,036	
		$ 635,693
Supplemental cash flow information:		
Cash paid for income taxes		$ -
Cash paid for interest expense		$ 1,517

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Allen, Mooney & Barnes Brokerage Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and in thirty-five U.S. states. It has branch or affiliate offices in Thomasville and Saint Simons Island, Georgia; and Charleston, South Carolina. It is a limited liability company (formed in Georgia) that is wholly owned by FAIM Investments, LLC (FAIM). The Company was approved by the SEC and FINRA on March 29, 2007. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Wells Fargo Advisors, LLC, formerly First Clearing, LLC.

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and to general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. At December 31, 2020 the Company's uninsured cash balance totaled approximately $140,000. Management believes it is not exposed to any significant credit risk on these accounts. The Company considers all highly liquid temporary cash instruments with an original maturity of three months or less to be cash equivalents.

Cash includes a $100,000 clearing deposit held by its clearing agent, Wells Fargo Advisors, LLC. These funds are held by the clearing agent as agreed to in Fully Disclosed Clearing and PAIB (proprietary account of an introducing broker/dealer) Agreements. The assets in this account are allowable assets in the firm's net capital computations.

Receivables

Receivables include commissions that are amounts due for securities trades from the Company's clearing broker-dealer and consulting charges from investment banking clients. An allowance for uncollectible accounts (of $87,124) has been established for the investment banking revenue receivable. Management's best judgement as to the collectability of the accounts receivable was used in determining the amount of the allowance. No allowance was deemed necessary for the commissions receivable because these receivables are all current and collected after year end.

Accounts receivable includes invoices due from two customers that constitutes 65% and 35% of the total amount receivable at December 31, 2020.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company's fiscal year. The adoption of this ASU did not have a material impact on the Company's financial statements. The Company prepares its financial statements on the accrual basis of accounting. Revenue is comprised of:

- *Brokerage Commissions*. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.
- *Investment Banking Consulting Fees*. The Company receives retainer fees, which are recognized when billed to clients, almost exclusively on a monthly basis.
- *Investment Banking Sale Transaction Fees*. The Company records sale transaction fees when the client enters into an agreement regarding a sale transaction and the sale transaction closing occurs.
- *Annuities, Annuity Trails and Insurance Commissions*. The Company receives annuity contract commissions, trails and insurance commission related to its customers. The commissions and trails are recorded when received, since that is when the amount is determinable and earned.
- *Mutual Fund Trails*. The Company receives trails from the sale of mutual funds related to its customers. The trails are recorded when received, since that is when the amount is determinable and earned.
- *Payout on Cash and Margin Balances*. The Company receives a payout monthly for cash and margin balance held with the clearing firm and banks. The revenue is recognized when received, since that is when the amount is determinable and earned.
- *Postage Charge Net Revenue*. The Company receives revenue from charges to clients for processing of trade confirmations. The clearing firm reports and pays these fees to the Company monthly through the monthly settlement statement. The revenue is recognized when received, since that is when the amount is determinable and earned.
- *Other Income*. The Company receives incentive revenue for asset growth from the clearing firm. The revenue is recognized when received, since that is when the amount is determinable and earned.
- *Sublease Rental Income*. The Company subleases a portion of the office space in Charleston, SC. The revenue is recognized straight-line over the lease term.
- *Unrealized Gain(Loss) on Securities*. The Company records the unrealized gain/loss on securities based on the end of month fair value. The revenue is recognized monthly based on appraisal of holdings.

- *Interest and Dividend Income.* The Company receives interest income monthly on money market accounts and dividend income quarterly on the securities owned. The revenue is recorded when the interest and dividends are received.

  Revenue related to two of the Company's customers represented 72% of gross revenue for 2020.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES AND FAIR VALUE MEASUREMENTS

Securities consist of 3,550 shares of Thomasville Bancshares, Inc. They are carried at their fair value of $181,050 as determined by reference to quoted market prices in markets that are not active for identical assets (Level 2 within the fair value hierarchy established by financial accounting standards). The shares cost $50,567.

The Company measures its financial assets and liabilities in accordance with generally accepted accounting procedures. For certain financial instruments, including cash, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (*ASC 820*). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach, (comparable market prices), and income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The following table presents certain assets of the Company measured and recorded at fair value on the Company's balance sheet on a recurring basis and their level within the fair value hierarchy as of December 31, 2020.

	Total	(Level 1)	(Level 2)	(Level 3)
Fair-value - securities	$ 181,050	$ -	$ 181,050	$ -
Total Assets measured at fair value	$ 181,050	$ -	$ 181,050	$ -

The following is a reconciliation of the Level 2 Assets:

Beginning Balance as of December 31, 2019	$ 163,300
Unrealized Gain on (level 2) investments December 31, 2020	17,750
Ending Balance as of December 31, 2020	$ 181,050

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer that may transact more than ten transactions for its own account(s) in one calendar year and is therefore subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of $100,000 whichever is greater. As of December 31, 2020, the Company has Net Capital of $751,099 which was $651,099 in excess of its required Net Capital, and an aggregate indebtedness to Net Capital ratio of 41.96%.

4. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level. The tax returns of the parent company for the years ending in 2020, 2019, and 2018 are subject to examination by the Internal Revenue Service and state taxing authorities, generally for three years after they are filed.

5. PROPERTY AND EQUIPMENT

Equipment consists of laptop computers, furniture, office equipment and leasehold improvements. The computers, furniture and office equipment are being depreciated on a 5 -year straight-line basis. The leasehold improvements are being depreciated on a 15-year straight-line basis. Fixed asset purchases was $17,805 for the year ended December 31, 2020. Accumulated depreciation at December 31, 2020 was $27,579. Total depreciation expense for the year ended December 31, 2020 was $15,855.

6. LEASES

Operating right of use assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, we estimate incremental secured borrowing rates corresponding to the maturities of the leases. We used rates between 5% and 12% depending on the lease agreement.

The Company leases its office in Charleston, SC under a non-cancellable three-year lease agreement, which contains renewal options and rent escalation clauses commencing October 1, 2019 and expiring September 30, 2022. The lease will require an initial rent of $8,156 per month, beginning October 1, 2019 for the first year, increasing to $9,194 per month beginning October 1, 2020 for the second year, and increasing to $9,491 per month beginning October 1, 2021 for the third year. The total minimum lease payments over the remaining term of the current lease amount to $174,164 as of December 31, 2020. We recognize expense of this office lease on a straight-line basis over the lease term. These are amortized through the right-of-use asset as an adjustment to expense over the lease term. Rent expense for the year ended December 31, 2020 was $118,499. As of December 31, 2020, operating right of use asset and liabilities was $174,164.

In November 2018, the Company entered into a new lease for office equipment in the amount of $537 per month, which commenced in December 2018 for a term of 39 months. Cash paid for lease liabilities was $5,109. As of December 31, 2020, lease liability balance was $5,961.

Supplemental balance sheet information related to leases were as follows:

Operating Leases	Classification	December 31, 2020
Right of use assets	Operating right of use assets	$ 180,125
Lease liabilities	Operating lease obligations	180,125

Maturities of lease liabilities were as follows as of December 31, 2020:

	Operating leases
2021	$ 117,671
2022	86,491
Total	204,162
Less: Imputed interest	(24,037)
Present value of lease liabilities	$ 180,125

7. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2020. The agreement requires the Company to reimburse AMBIA for its share of management and administrative services on a monthly basis. The cost is recalculated quarterly based on the actual costs incurred for the prior three months. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2020 was $2,297,280.

The Company's clearing agent, Wells Fargo Advisors, LLC, also provides investment services to AMBIA. As of year-end, AMBIA owed the Company $12,537 for transaction fees and information services that were charged through the clearing agent.

AMB Professional Group, LLC (AMB Pros), which is also wholly owned by FAIM Investments, LLC, owed the Company commissions. As of December 31, 2020, AMB Pros owed the Company $455. This amount was paid in full during the first quarter of 2021.

On April 13, 2020, the Company's parent company, FAIM Investments, LLC, applied for and received a loan from Thomasville National Bank in the aggregate amount of $666,250, pursuant to the Paycheck Protection Program ("PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. PPP loans may be fully of partially forgiven by application to the Small Business Administration ("SBA") if proceeds are expended based on federal guidelines, which include payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debt obligations. This loan was allocated to the wholly owned subsidiaries of FAIM Investments, LLC. The Company's allocated portion of the loan was $10,726. The proceeds from the loan were spent in accordance with federal regulations relating to the use of funds during the 24 weeks following the deposit of loan proceeds, therefore Management anticipates that all this loan will qualify for loan forgiveness.

8. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

9. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 26, 2021, the date the financial statements were available to be issued.

During February 2021, the Company's parent company FAIM, Investments, LLC applied and received forgiveness of the PPP Loan in accordance with the terms of the CARES Act.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
For the year ended December 31, 2020

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity per the statement of financial condition		$ 966,131
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		966,131
Additions:		
Operating Lease Obligation		180,125
PPP Forgivable Loan		10,726
Deductions:		
Right of Use Asset	180,125	
Non- Allowable Assets		
Prepaid Expenses	26,231	
Investment Banking Revenue Receivable	62,328	
Securities Blockage	5,406	
Fixed Assets	76,378	
Rental Deposit	1,450	
Other Receivables	12,992	
Total non-allowable assets		364,910
Net capital before haircuts on securities positions		792,072
Haircuts on securities		
Other Securities Haircut (15%)	26,347	
Undue Concentration Haircut	14,626	
Total Haircuts on securities		40,973
Net Capital		$ 751,099

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 751,099
Minimum net capital required	21,009	
Minimum dollar net capital requirement	100,000	
Net Capital Requirement		100,000
Excess net capital		$ 651,099
Excess net capital at 120%		$ 631,099

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 315,139
Total aggregate indebtedness	$ 315,139
Percent of aggregate indebtedness to net capital	41.96%

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2020

Net capital - unaudited Form X-17A-5, Part IIA		$ 751,154
Reconciling items		
Investment Banking Revenue	37,925	
Bad Debt Expense	(37,925)	
Regulatory Assessments	(56)	
Undue Concentration	1	
Total Reconciling items		(55)
Net capital - audited		$ 751,099

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2020

LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Allen, Mooney & Barnes Brokerage Services, LLC
(A wholly owned subsidiary of FAIM Investments, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2020, which were agreed to by Allen, Mooney & Barnes Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Allen, Mooney & Barnes Brokerage Services, LLC's compliance with the applicable instructions of Form SIPC-7.

Allen, Mooney & Barnes Brokerage Services, LLC's management is responsible for Allen, Mooney & Barnes Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2020 with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year end balances and supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 26, 2021

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ending December 31, 2020: $3,966,953

General assessment @ .0015: $5,950

Payments:

July 30, 2020 $463
February 24, 2021 $5,487

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

REVIEW OF EXEMPTION REPORT

For the year ended December 31, 2020

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Allen, Mooney & Barnes Brokerage Services, LLC

(A wholly owned subsidiary of FAIM Investments, LLC)

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Allen, Mooney & Barnes Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allen, Mooney & Barnes Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Allen, Mooney & Barnes Brokerage Services, LLC stated that Allen, Mooney & Barnes Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allen, Mooney & Barnes Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen, Mooney & Barnes Brokerage Services, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 26, 2021

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
EXEMPTION REPORT FOR 2020

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Heather M. Strickland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer
Allen Mooney & Barnes Brokerage Services, LLC

2/27/21
[Date]